APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Love of Honey

Profit and Loss % of Total Income

January - December 2020

	TOTAL	
	JAN - DEC 2020	% OF INCOME
Income		
Consulting/1099/state	17,414.00	22.52 %
Discounts given	-2,655.45	-3.43 %
Inheritance	11,720.00	15.16 %
Sales	44,819.95	57.97 %
Sales of Product Income	5.00	0.01 %
Shipping Income	3,422.00	4.43 %
Square Income	1,271.81	1.65 %
Uncategorized Income	1,312.57	1.70 %
Total Income	**$77,309.88**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	12,238.88	15.83 %
Total Cost of Goods Sold	**$12,238.88**	**15.83 %**
GROSS PROFIT	**$65,071.00**	**84.17 %**
Expenses		
Advertising & Marketing	2,383.77	3.08 %
Bank Charges & Fees	98.34	0.13 %
Car & Truck	4,142.50	5.36 %
Contractors	365.07	0.47 %
groceries	8,592.59	11.11 %
ineternet	80.91	0.10 %
Insurance	5.00	0.01 %
Insurance Auto	1,173.13	1.52 %
Total Insurance	**1,178.13**	**1.52 %**
Insurance Auto	668.20	0.86 %
Interest Paid	-6.78	-0.01 %
internet	29.98	0.04 %
Job Supplies	1,543.06	2.00 %
Legal & Professional Services	1,330.99	1.72 %
Meals & Entertainment	2,990.52	3.87 %
Medical	205.81	0.27 %
Office Supplies & Software	14,756.89	19.09 %
Rent & Lease	4,803.16	6.21 %
Shipping	7,071.54	9.15 %
Square Fees	215.11	0.28 %
Supplies & Materials	759.13	0.98 %
Taxes & Licenses	277.76	0.36 %
Travel	89.40	0.12 %
Uncategorized Expense	1,631.94	2.11 %
Utilities	3,135.68	4.06 %
Total Expenses	**$56,343.70**	**72.88 %**
NET OPERATING INCOME	**$8,727.30**	**11.29 %**
Other Expenses		
ENTERTAINMENT	14.99	0.02 %
Reconciliation Discrepancies	3,224.37	4.17 %
Total Other Expenses	**$3,239.36**	**4.19 %**
NET OTHER INCOME	**$ -3,239.36**	**-4.19 %**
NET INCOME	**$5,487.94**	**7.10 %**

Love of Honey

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Pay	2,498.30
AZLO Checking	3,328.71
Checking	366.97
Hatchell Media Checking	38.96
Love of Honey Checking	-1,082.87
Square Payments	4,614.40
Venmo	566.02
Total Bank Accounts	**$10,330.49**
Accounts Receivable	
Accounts Receivable (A/R)	-1,093.73
Total Accounts Receivable	**$ -1,093.73**
Other Current Assets	
Uncategorized Asset	226.30
Undeposited Funds	249.00
Total Other Current Assets	**$475.30**
Total Current Assets	**$9,712.06**
TOTAL ASSETS	**$9,712.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	491.63
Chase Amazon	64.66
Credit One (do not use)	231.84
Total Credit Cards	**$788.13**
Other Current Liabilities	
Virginia Department of Taxation Payable	37.57
Total Other Current Liabilities	**$37.57**
Total Current Liabilities	**$825.70**
Total Liabilities	**$825.70**
Equity	
Opening Balance Equity	5,241.35
Owner's Investment	-959.70
Owner's Pay & Personal Expenses	-883.23
Retained Earnings	0.00
Net Income	5,487.94
Total Equity	**$8,886.36**
TOTAL LIABILITIES AND EQUITY	**$9,712.06**

Love of Honey

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,487.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	1,093.73
Uncategorized Asset	-226.30
Capital One	491.63
Chase Amazon	64.66
Credit One (do not use)	231.84
Virginia Department of Taxation Payable	37.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,693.13**
Net cash provided by operating activities	**$7,181.07**
FINANCING ACTIVITIES	
Opening Balance Equity	5,241.35
Owner's Investment	-959.70
Owner's Pay & Personal Expenses	-883.23
Net cash provided by financing activities	**$3,398.42**
NET CASH INCREASE FOR PERIOD	**$10,579.49**
CASH AT END OF PERIOD	**$10,579.49**

I, George Hatchell, certify that:

1. The financial statements of Love of Honey LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Love of Honey LLC included in this Form reflects accurately the information reported on the tax return for Love of Honey LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *George Hatchell*

Name: George Hatchell

Title: Owner